September 21, 2005

VIA EDGAR CORRESPONDENCE AND BY FAX

United States
Securities and Exchange Commission
Washington, DC 20549
Attention: Cicely D. Luckey, Branch Chief

Re:   DVL, Inc. (the "Company")
      File No. 001-08356
      Form 10-K for Fiscal Year Ended December 31, 2004 (the "Filing")

Dear Chief Luckey:

Set forth below is the Company's response to the Staff's comment contained in your letter dated September 6, 2005 (the "Comment Letter").

Staff Comment

Please clarify S2's consolidation policy as it relates to the 99.9% Class B member interests it holds in Receivables II-A and II-B, LLC as well as your consideration of FIN 46(R).

Company Response

The 99.99% Class B member interests that S2 holds in Receivables II-A, LLC and Receivables II-B, LLC are consolidated into S2 for financial statement reporting purposes and S2 is consolidated into DVL, Inc. Our consideration of FIN 46(R) included the factors detailed in paragraph 5 of FIN 46(R) based upon which we determined that S2's member interests in Receivables II-A, LLC and Receivables II-B, LLC do not meet the definition of variable interest entities. Therefore the membership interests were consolidated under the standard consolidation rules.

As requested in your comment letter, we acknowledge that (1) The Company is responsible for the adequacy and accuracy of the disclosure in the Filing; (2) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and
(3) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,


/s/ Jay Thailer
-----------------------------
Jay Thailer, Executive Vice President
and Chief Financial Officer